ENI S.p.A.

Registered Office
Piazzale Enrico Mattei 1, 00144 Rome - Italy
Tel +39 06598.21
www.eni.it

Company Share capital (euro) 4,005,358,876.00 fully paid up
Rome Companies Register,
Tax Identification Number 00484960588
                             VAT Number 00905811006
                             R.E.A. Rome n. 756453

Branches:
Via Emilia 1 and P.zza Ezio Vanoni 1,
20097 San Donato Milanese (Milan) - Italy
                                                              22nd May 2006
Chief Financial Officer                                       04/06/CFO


Ms Cecilia Blye,
Chief - Office of Global Security Risk,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, NE.,
Washington, D.C. 20549

Re:      Eni Spa
         Form 20-F for the Fiscal Year ended December 31, 2004
         Response Letter dated September 28, 2005
         File No. 1-14090
         -----------------------------------------------------

Dear Ms. Blye,

         Thank you for your facsimile dated April 11, 2006 setting forth comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2004 (the "2004 Form 20-F") of Eni S.p.A ("Eni") (File No. 1-14090).

         In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way defiient.

         We are in the process of preparing our Form 20-F for the fiscal year ended December 31, 2005 (the "2005 Form 20-F") and, as described in detail below, the disclosure revised in response to the Staff's comments will be reflected in that filing. In light of such forthcoming filing and in light of the nature of the changes in disclosure, we believe that it will not be necessary to file an amendment to the 2004 Form 20-F.

         To facilitate the Staff's review, we have included in this letter the captions and comments from the Staff's comment letters in bold italicized text, and have provided our response immediately following each comment.

GENERAL
-------

         WE NOTE THAT YOU HAVE OPERATIONS IN IRAN AND LIBYA, AND HAVE ENTERED INTO VARIOUS AGREEMENTS AND PROJECTS FOR DOING BUSINESS IN BOTH COUNTRIES. ADVISE US OF THE NATURE AND EXTENT OF YOUR OPERATIONS AND INTERESTS IN IRAN, INCLUDING YOUR CONTACTS OR DEALINGS WITH THE IRANIAN GOVERNMENT AND ENTERPRISES CONTROLLED BY THE IRANIAN GOVERNMENT; AND THE MATERIAL TERMS OF YOUR AGREEMENTS IN IRAN, INCLUDING DOLLAR AMOUNTS AND PARTIES TO THESE AGREEMENTS. DESCRIBE FOR US THE OPERATIONS OF ENI IRAN BV. PLEASE ALSO DISCUSS THE NATURE AND EXTENT OF YOUR OPERATIONS AND INTERESTS IN LIBYA.

Iran
----

         Our 2004 Form 20-F includes a discussion of the nature and extent of Eni's exploration and production operations in Iran. See in particular the discussion in Item 4 on page 21, which we report below for your reference:

         "Iran

         Eni has been present in Iran since 1957. In 2004 liquid production net TO Eni averaged 9 KBBL/d. The main producing oil fields operated by Eni under buy back contracts are South Pars phases 4 and 5 (Eni operator with a 60% interest) in the offshore of the Persian Gulf and Darquain (Eni operator with a 60% interest) located onshore about 50 kilometers North-East of Abadan. Eni also holds interests in the Dorood (45%) and Balal (38%) fields in the offshore of the Persian Gulf.

         In October 2004 production of the natural gas and condensate South Pars field phases 4 and 5 commenced. The project provides for: (i) the drilling of 24 wells; (ii) the installation of two offshore platforms in waters about 70 meters deep and of facilities for transporting the raw gas onshore; and (iii) the construction of an onshore gas center at Assaluyeh for the separation of ethane, propane, butane and condensates.

         The contract provides that the field's liquid production be used to compensate costs incurred and to provide return on invested capital.

         At the end of 2004 production amounted to over 706 mmCF/d of natural gas and is expected to reach 706 BCF/year of gas and, after the separation, one million tonnes/year of propane and butane and 80 KBBL/d of condensates. In December production of liquids started with about 30 KBBL/d net to Eni. A production peak of 53 KBBL/d net to Eni is expected in 2008.

         Development continued at the Darquain oil field (Eni operator with a 60% interest) located onshore about 50 kilometers North-East of Abadan. The first phase was completed with the drilling of 8 wells, the construction of an oil center with relevant facilities and meeting the production target set at 50 KBBL/d (about 4 KBBL/d net to Eni). The second development phase providing for the drilling of 19 additional wells and the expansion of the oil center capacity to 165 KBBL/d by means of gas injection was started. A production peak of approximately 17 KBBL/d net to Eni is expected in 2007.

         The development of the Dorood oilfield (Eni's interest 45%) near the Kharg island continued. The completion of drilling is expected in 2006. Production is expected to peak at 85 KBBL/d (10 KBBL/d net to Eni) at the end of 2005."

         In the 2005 Form 20-F we expect that the disclosure above will be updated as follows, principally to reflect developments occurred in the past year.

"Iran

         Eni has been present in Iran since 1957. In 2005 liquid production net to Eni averaged 35 KBBL/day. The main producing oil fields operated by Eni under buy-back contracts are: (i) South Pars phases 4 and 5 (Eni operator with a 60% interest) in the offshore of the Persian Gulf. The production of natural gas and condensates from this field commenced in 2004. In early 2005 the gas treatment plant as part of the development project of the field was completed. In 2005, production of gas reached a rate equivalent to the 706 Bcf/year production plateau; the field also produced one million tonnes/year of propane and butane and 80 Kbbl/day of condensates (33 KBBL/d of condensates net to Eni) through separation from natural gas. Eni's share of condensates is destined to cover development costs incurred by Eni and to remunerate capital employed by Eni;
(ii) the Darquain oil field (Eni operator with a 60% interest) located onshore approximately 50 kilometers north-east of Abadan, On this field the second development phase is underway and aims at increasing production from the present 50 KBBL/d to over 160 KBBL/d (14 KBBL/d net to Eni) through the increase of the existing treatment capacity, the drilling of new producing wells and the injection of gas. These two fields account for 85% of Eni's production in Iran.

         Eni also holds interests in the Dorood (45%) and Balal (45%), oil fields in the offshore of the Persian Gulf located respectively near the Kharg island and about 100 kilometers south-west of the Lavan island. The development of Dorood is expected to be completed at the end of 2006 with a peak production of 50 KBBL/d.

         Eni's operations in Iran are conducted through our wholly-owned subsidiary Eni Iran B.V. Eni Iran B.V. acts in conjunction with its Iranian business partners which include Petropars and Naftiran Intertrade, which together own a 40% stake in each of the South Pars and Darquain projects."

         In addition to our exploration and production operations, our operations in Iran also include limited activities of our refining and marketing and engineering and construction segments. The principal activity of the refining and marketing segment in Iran consists of purchasing crude oil from the National Iranian Oil Company both on a spot basis and under term commercial contracts with durations lower than one year. Our engineering and construction segment performs certain onshore/offshore construction and perforation activities in Iran.

         We respectfully submit that such activities are immaterial to our business and do not require specific country-based disclosure in our SEC filings.

         Since the beginning of our operations in Iran, we have made a large number of contacts and dealings in that country in the ordinary course of our business.

         Our activities related to the development of the South Pars 4&5 Project and the Darquain Project are governed under two service agreements in the nature of "buy-back" contracts, whereby Eni, as contractor, executes the project and is entitled to recover the related expenditure through a share in production, which varies in accordance with the product market price. Our remuneration is proportional to the investment and subject to the achievement of production targets.

         Attached as Annex A to this letter is a list of the principal contracts entered into with Iranian counterparts in the past two years relating to our operations in Iran, including contracts relating to the South Pars 4&5 and Darquain Projects.

Libya
-----

         Our 2004 Form 20-F includes a discussion of the nature and extent of our exploration and production operations in Libya. See in particular the discussion in Item 4 on page 25, which we report below for your reference:

"Libya

         Eni started operations in Libya in 1959 with oil fields operated by Eni accounting for approximately 19% of Libya's annual oil production.

         In 2004 Eni's hydrocarbon production averaged 94 KBOE/d, of these 95% was oil. The main oil fields operated by Eni are Bu-Attifel (Eni's interest 50%) onshore in the Central-Eastern desert and Bouri (Eni's interest 30%) in the Mediterranean offshore facing Tripoli, which accounted for 73% of Eni's production in Libya.

         Joint development of the gas, oil and condensate fields of Wafa, located in NC-169 A permit, 520 kilometers South-West of Tripoli, and Bahr Essalam in the NC-41 permit, located in the Mediterranean offshore, 110 kilometers North of Tripoli, is underway. Eni is partner of the development with a 50% interest. Within the development of the Wafa field 24 of the 30 planned producing wells have been completed, as well as the condensate treatment plant and the laying of the pipeline for the transmission of liquids and gas to the Mellitah treatment plant. In September 2004 the first gas shipments were made for the Greenstream gasline and the first shipments of liquids for the Mellitah plant. Within the development of the Bahr Essalam offshore field, 17 producing wells of the 27 planned were completed and, the Sabratha platform is nearing completion along with the laying of the underwater pipeline for the transmission of liquids and gas to the Mellitah treatment plant. Production is expected to start in the second half of 2005. Peek production from the two fields at 240 KBOE/d (124 KBOE/d net to Eni) is expected in 2006. Eni expects its share of capital expenditure for this project to amount to approximately euro 3.1 billion for the upstream phase alone.

         Supply in Italy of natural gas through the underwater Greenstream gasline linking Mellitah to Gela in Sicily started on October 1, 2004. When fully operational the gasline will allow the export and sale to third parties 283 of 353 BCF/year of natural gas produced from these two fields (see "Gas & Power").

         Early production was started in January 2004 at the Elephant (el Feel) oil field in the NC-174 onshore permit (Eni operator with a 33.33% interest) at 6 KBBL/d net to Eni. The development of this field aims at reaching peak production of 150 KBBL/d (27 KBBL/d net to Eni) in 2007. Production will be delivered to the Mellitah terminal through a 725-kilometer long pipeline with a 30-inch diameter, currently under construction.

         In the medium term, according to management's plans, the reaching of full production of fields under development will lead to a significant increase in Eni's hydrocarbon production in Libya from current levels."

         In the 2005 Form 20-F we expect that the disclosure above will be updated as follows, principally to reflect developments occurred in the past year.

"Libya

         Eni started operations in Libya in 1959. In 2005 Eni's hydrocarbon production averaged 158 KBOE/d, of these 76% was oil and condensates. The main oil, condensates and gas fields operated by Eni are Wafa onshore in permit NC-169 A and Bahr Essalam located in the NC-41 permit in the Mediterranean offshore north of Tripoli, which were started up in September 2004 and August 2005, respectively, as part of the Western Libyan Gas Project (Eni's interest 50%). Production from the two fields is treated at the Mellitah plant under completion on the Libyan coast. Natural gas is carried to Italy through the underwater Greenstream gasline. In 2005 the two fields produced 74 KBOE/d. Total peak production at 128 KBOE/d net to Eni is expected in 2006. When fully operational in 2007 the gasline will allow the export and sale of 283 BCF/year (141 BCF/year net to Eni) to third parties on the Italian natural gas market under long term contracts. In addition 71 BCF/year will be sold on the Libyan market.

         Other significant fields are: (i) Bu-Attifel (Eni's interest 50%) onshore in the central-eastern desert and Bouri (Eni's interest 30%) in the Mediterranean offshore facing Tripoli, which accounted for 43% of Eni's production in Libya in 2005; (ii) Elephant in the NC-174 onshore permit in the south-western desert (Eni's interest 23.33%) which in 2005 produced 9 KBBL/d net to Eni. The development of this field aims at reaching peak production of 35 KBBL/d net to Eni in 2006. Production is currently treated at existing facilities and at the Mellitah plant under upgrading linked through a 725-kilometer long pipeline which started operations in October 2005.

         In October 2005 following an international bid procedure Eni obtained an exploration license as operator of 4 onshore blocks with a total acreage of 18,221 square kilometers, located in the Murzuk basin (161/1, 161/2&4, 176/3) and in the Kufra area (186/1, 2, 3, 4).

         Exploration yielded positive results in offshore block NC-41 (Eni operator with a 50% interest) with the drilling of well NFW T1-NC41 which found oil and gas at a depth of 2,770 meters and yielded 4,600 barrels/day of oil and 370,000 cubic meters/day of gas in test production.

         Management plans to increase significantly production of oil and natural gas in Libya over the medium term."

         In addition to our exploration and production operations, Eni conducts significant operations in Libya through its gas and power segment. Eni has a 75% interest in the Greenstream transport system (the remaining 25% share being held by the National Oil Company) consisting of a compression station in Mellitah, a submarine gasline 520 kilometers long which links the Libyan coast to the Italian one and a receiving terminal in Gela (Sicily, Italy). The system is operating since October, 2004. Eni plans to upgrade the transport capacity of the gasline from the current 282 BCF per year level to 388 BCF per year with expected expenditure of approximately $100 million. In addition Eni has signed a 24-year term supply contract with the Libyan National Oil Company for the purchase of 141 BCF per year of natural gas. These operations have been disclosed in our form 20-F for 2004 in Item 4- Gas & Power and updated disclosure will be included in the 2005 Form 20-F.

         Eni's operations in Libya also include limited activities of its refining and marketing and engineering and construction segments. The principal activity of the refining and marketing segment in Libya consists of purchasing crude oil and refined products from the Libyan National Oil Company on the basis of term commercial contracts with durations lower than one year. Our engineering and construction segment in Libya performs certain onshore/offshore construction and perforation activities. We respectfully submit that such activities are immaterial to our business and do not require specific country-based disclosure in our SEC filings.

GENERAL -- CONTINUED
--------------------

         IN VIEW OF THE FACT THAT BOTH IRAN AND LIBYA HAVE BEEN IDENTIFIED BY THE U.S. STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM, AND IRAN IS SUBJECT TO ECONOMIC SANCTIONS ADMINISTERED BY THE U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL (OFAC), PLEASE ADVISE US OF THE MATERIALITY TO THE COMPANY OF ITS OPERATIONS IN THESE COUNTRIES, AND GIVE US YOUR VIEW AS TO

         WHETHER THOSE OPERATIONS CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS.

         IN PREPARING YOUR RESPONSE, PLEASE CONSIDER THAT EVALUATIONS OF MATERIALITY SHOULD NOT BE BASED SOLELY ON QUANTITATIVE FACTORS, BUT SHOULD INCLUDE CONSIDERATION OF ALL FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. IN THIS REGARD, WE NOTE THAT ARIZONA AND LOUISIANA HAVE ADOPTED LEGISLATION REQUIRING DIVESTMENT FROM, OR REPORTING OF INTERESTS IN, COMPANIES THAT DO BUSINESS WITH COUNTRIES DESIGNATED AS STATE SPONSORS OF TERRORISM.

         We respectfully direct the Staff's attention to the Company's responses contained in the letter submitted to the Staff on a confidential basis concurrently with this response.

         Our operations in Libya have historically been and continue to be significant for our group. While the 2004 Form 20-F does not include a quantitative discussion of the portion of Eni's operating profits, capital expenditure and fixed assets relating to our operations in Libya and Iran, we believe that the significance of those operations is conveyed adequately in the narrative included in Item 4.

         In light of the above, our 2004 Form 20-F included a risk factor discussing the potential sanctions that may be imposed under U.S. law and the designation of Iran and Libya as states sponsoring terrorism. We intend to include in 2005 Form 20-F a substantially similar risk factor, amended in the manner set forth under "Risk Factors" below in order to reflect your comments as well as legislative changes that we understand have occurred or are under discussion in the United States.

         We continue to believe that the risk factor language, as amended, adequately conveys the relevance to Eni of the U.S. legislation with respect to activities in Iran and Libya and the risk that those present to our results of operations and financial condition. With respect to the impact of our activities in those countries on our reputation and share value, we note that Eni has been operating in Iran since 1957 and in Libya since 1959. We believe that investors in our securities are well aware of our presence in those countries, which is both long established and extensively and consistently disclosed in our SEC filings. With respect to Libya, moreover, the fact that ILSA and OFAC sanctions have now been lifted and that the U.S. Government has decided to rescind Libya's designation as a state sponsor of terrorism, should certainly reduce any possibility of reputational harm to us.

RISK FACTORS
------------

         PLEASE AMEND YOUR DISCUSSION OF THE IRAN LIBYA SANCTIONS ACT TO DISCLOSE THAT IT WAS ADOPTED WITH THE OBJECTIVE OF DENYING IRAN AND LIBYA THE ABILITY TO SUPPORT ACTS OF INTERNATIONAL TERRORISM AND FUND THE DEVELOPMENT OR ACQUISITION OF WEAPONS OF MASS DESTRUCTION.

         IN THE PENULTIMATE SENTENCE OF THE RISK FACTOR YOU STATE THAT "IRAN AND LIBYA CONTINUE TO BE DESIGNATED BY THE U.S. OFFICE OF GLOBAL SECURITY RISKS AS STATES SPONSORING TERRORISM." PLEASE REVISE YOUR DISCLOSURE TO REMOVE YOUR REFERENCE TO THE U.S. OFFICE OF GLOBAL SECURITY RISKS AND REPLACE IT WITH A REFERENCE TO THE U.S. STATE DEPARTMENT, WHICH IS THE FEDERAL AGENCY THAT DESIGNATES STATE SPONSORS OF TERRORISM

         In response to your comment and in order to reflect recently adopted legislation as well as pending legislative proposals, in our 2005 Form 20-F we will modify the disclosure of risks related to political considerations as follows (the proposed changes are highlighted in bold):

         "Substantial portions of Eni's hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2005, approximately 73% of Eni's proved hydrocarbons reserves were located in such countries. See "Item 4-- Exploration & Production -- Oil and Natural Gas Reserves". Similarly, a substantial portion of Eni's natural gas supply comes from countries outside the EU and North America. In 2005, approximately 60% of Eni's supplies of natural gas came from such countries. See "Item 4-- Gas & Power - Natural Gas Supplies ". Adverse political and economic developments in any such producing country may affect Eni's ability to continue operating in that country, either temporarily or permanently, and affect Eni's ability to access oil and gas reserves. In August 1996, the United States adopted the Iran and Libya Sanctions Act (the "SANCTIONS ACT") WITH THE OBJECTIVE OF DENYING IRAN AND LIBYA THE ABILITY TO SUPPORT ACTS OF INTERNATIONAL TERRORISM AND FUND THE DEVELOPMENT OR ACQUISITION OF WEAPONS OF MASS DESTRUCTION. On April 23, 2004 the President of the United States terminated the application of the Sanctions Act to Libya, with the remaining economic sanctions against Libya lifted on September 23, 2004. The Sanctions Act still applies to Iran and authorizes the President of the United States to impose sanctions from a six-sanction menu under certain circumstances against any person, including any foreign company, making investments in Iran, thus contributing directly and significantly to the enhancement of Iran's ability to develop its hydrocarbons resources. The Sanctions Act is scheduled to expire on August 5, 2006. Eni does not believe that enforcement of the Sanctions Act against it would have a material adverse effect on its financial condition or results of operations. HOWEVER, A BILL TO AMEND AND EXTEND THE EXTRA-TERRITORIAL REACH OF THE ECONOMIC SANCTIONS IMPOSED BY THE UNITED STATES WITH RESPECT TO IRAN HAS BEEN PASSED BY THE U.S. HOUSE OF REPRESENTATIVES AND MAY LEAD TO THE PASSAGE OF NEW LAWS IN THIS AREA. IRAN continues to be designated by the U.S. STATE DEPARTMENT as a State sponsoring terrorism. For a description of Eni's operations in Iran and Libya see "Item 4
- Information on the Company - Exploration & Production - North Africa and
Rest of the World".

                                       ***

         We are available to discuss the foregoing with you at your convenience.

         If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-5982-l000 or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP.

         Eni acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Eni may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Very truly yours,

                                                     /s/ Marco Mangiagalli
                                                     ---------------------
                                                     Marco Mangiagalli
                                                     Chief Financial Officer
                                                     Eni S.p.A.

cc:      Roger Schwall
         Assistant Director
         Division of Corporation Finance
         Securities and Exchange Commission

         Pradip Bhaumik
         Attorney-Advisor, Division of Corporation Finance
         Securities and Exchange Commission

         Richard C. Morrissey
         Oderisio de Vito Piscicelli
         (Sullivan & Cromwell LLP)

ANNEX A
-------

         We respectfully direct the Staff's attention to the Company's responses contained in the letter submitted to the Staff on a confidential basis concurrently with this response.